Filed by Quovadx, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Rogue Wave Software, Inc.
Commission File No. 000-28900

CONTACT:
Larry Thede                                                                                                                                Mark Vellequette
Quovadx, Inc.                                                                                                                             Rogue Wave Software, Inc.
(720) 554-1346                                                                                                                            (303) 545-3180

QUOVADX AND ROGUE WAVE ANNOUNCE COMMENCEMENT OF EXCHANGE OFFER

ENGLEWOOD, CO, and BOULDER, CO, November 12, 2003 – Quovadx, Inc. (Nasdaq: QVDX), a global platform software and vertical solutions company, and Rogue Wave Software, Inc., (Nasdaq: RWAV), a leading provider of reusable software components and services that facilitate application development, today announced that Quovadx, through a wholly owned subsidiary, has commenced its previously announced exchange offer for shares of Rogue Wave common stock.

The Rogue Wave board of directors has unanimously voted to recommend that Rogue Wave shareholders accept the offer, in which Quovadx will exchange $4.09 in cash and 0.5292 share of Quovadx common stock for each outstanding share of Rogue Wave common stock that is validly tendered and not properly withdrawn.

The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on December 10, 2003, but may be extended by Quovadx as further described in the prospectus. A prospectus describing the exchange offer, a letter of transmittal to be used by shareholders to tender their Rogue Wave common stock into the exchange offer, and related documents, are being mailed to shareholders of Rogue Wave.

The offer is subject to a number of conditions as described in the prospectus. Quovadx has appointed Mellon Investor Services, Inc. to act as exchange agent and information agent. Quovadx has filed with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. Rogue Wave has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Quovadx is mailing a Prospectus and related offer materials to stockholders of Rogue Wave, and Rogue Wave is mailing a Schedule 14D-9 to its stockholders. Investors and security holders are urged to read these documents carefully because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Quovadx’s website at www.quovadx.com Documents filed by Rogue Wave with the SEC may be obtained without charge at the SEC’s website and at Rogue Wave’s website at www.roguewave.com

In addition to the Registration Statement on S-4, Schedule TO, Prospectus/Offer to Exchange and Schedule 14D-9, Quovadx and Rogue Wave file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Quovadx or Rogue Wave at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission’s other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Quovadx and Rogue Wave filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the commission at www.sec.gov.

About Quovadx, Inc.

Quovadx (Nasdaq: QVDX) is a global software company, based in Englewood, CO, that helps organizations redevelop, extend and integrate customizable applications with the flexibility of open standards. The company’s products and services have been proven to optimize business processes and deliver lasting customer value to over 3,600 organizations around the world. At the center of the QUOVADX approach are Adaptive Frameworks, which are flexible, packaged application solutions. Adaptive Frameworks support rapid customization to meet specific client and industry requirements that are challenged by restricted budgets and zero tolerance for error. These industries include healthcare, life sciences, media and entertainment, financial services, manufacturing and government. With more than 550 employees, Quovadx operates internationally with locations in ten major U.S. metropolitan cities and one in the United Kingdom. For more information, please visit www.quovadx.com

About Rogue Wave Software, Inc.

Rogue Wave Software, Inc. (Nasdaq: RWAV) is a leading global software and consulting services company. Its large-scale, platform-independent business frameworks, components and services provide the fastest way to deliver durable mission-critical applications. Today more than 300,000 developers at the world’s leading companies use Rogue Wave products to develop comprehensive, enterprise-level general business and e-business applications. With headquarters in Boulder, Colo., Rogue Wave has offices located throughout the United States, Europe and Asia and can be found on the Internet at www.roguewave.com.

QUOVADX is a trademark of Quovadx, Inc., and Rogue Wave is a trademark of Rogue Wave, Inc. All other company and product names mentioned may be trademarks of the companies with which they are associated.